Filed pursuant to Rule 433 under the Securities Act of 1933, as amended

Dated January 20, 2022

Registration Statement No. 333-262195

Ra Medical Systems CEO Issues Letter to Stockholders

CARLSBAD, Calif. (January 20, 2022) – Ra Medical Systems, Inc. (NYSE American: RMED) announces that Chief Executive Officer Will McGuire has issued the following Letter to Stockholders:

To My Fellow Stockholders:

I’m very proud of the Ra Medical team’s significant progress in implementing engineering enhancements to improve the performance and extend the shelf life of our DABRA catheter. We have come a long way in developing a highly competitive product line to treat chronic total occlusions in patients with symptomatic infrainguinal lower extremity vascular disease, a form of peripheral artery disease, or PAD.

Next-Generation Enhancements to DABRA Catheter

It was gratifying last year to complete a braided overjacket design, the first of several enhancements we plan to make in future versions of our DABRA catheter.  If we obtain marketing authorization for such enhancements, we believe this more robust design can help to improve deliverability and kink resistance when navigating tortuous anatomy, which can be challenging particularly in the vasculature below the knee.  We are on pace to submit a 510(k) application for the braided overjacket catheter to the U.S. Food and Drug Administration (FDA) in the first quarter of 2022.

We have also made great progress on our objective of developing a catheter that is compatible with a standard 0.014” interventional guidewire, allowing the guidewire to guide the catheter more easily through the vasculature.  We have great confidence in the utility of our guidewire-compatible design, which was selected following a preclinical study conducted in the fourth quarter of 2021 with interventionalists evaluating its use, handling and overall performance.  We expect to finalize the design for this catheter by mid-year 2022. After we successfully complete engineering validation and verification studies following design freeze, we will subsequently submit a 510(k) application to the FDA for clearance.

Finally, our internal team is implementing changes to address previously identified factors limiting the DABRA catheter’s shelf life.  We have now generated accelerated-aging and real-time aging data for various catheter configurations that we believe support a six-month shelf life for our next-generation DABRA catheter, subject to FDA clearance.  If successful, we plan to conduct additional studies to generate more data in the future with the goal of supporting the extension of the shelf life to at least 12 months, subject to FDA clearance.

In addition to making tangible engineering progress, our team has built more robust quality and internal regulatory compliance systems to support our future growth plans.

Pivotal Atherectomy Trial

A top priority for Ra Medical is obtaining FDA clearance for an atherectomy indication for the DABRA excimer laser system, building on our existing clearance for crossing chronic total occlusions (CTOs) in patients with symptomatic infrainguinal lower extremity vascular disease.  We believe that securing FDA clearance for this new indication is expected to significantly expand our addressable market. More specifically, a third-party research group estimates the value of the combined CTO and atherectomy markets in the U.S. at approximately $900 million for 2022.

Our atherectomy pivotal clinical study is approved for up to 10 clinical sites and 100 subjects. To date, we have enrolled 90 subjects in the study.  In January this year, primarily due to subject fallout for follow-up visits due to the COVID-19 pandemic, we filed a protocol amendment with the FDA to add an additional 25 subjects to the study. Seven sites have been qualified to enroll subjects, including two sites that opened in late 2021, both led by highly regarded interventional cardiologists.  One additional site, also led by an interventional cardiology thought leader, is in the final stages of the qualification process.  While we cannot predict a timeline to reach full enrollment, we are pleased with the pace of enrollment during the pandemic, and are excited about the participation of these key opinion leaders as clinical investigators in our trial and the opening of new sites.

Intravascular Lithotripsy

During 2021 we identified intravascular lithotripsy as a potential new intended use for our liquid-filled catheter and excimer laser technology.  This new intended use is an emerging market opportunity that we believe holds high-value potential.  Intravascular lithotripsy uses shockwaves of sufficient magnitude to fracture calcium in coronary or peripheral arteries to make them less rigid, thus making subsequent procedures potentially easier and/or safer to perform. An initial benchtop study demonstrated the ability to fracture medial calcium in cadaveric tissue.  We are fabricating various prototype systems and intend to conduct further preclinical studies in the next few months to advance our initial benchtop results. Although it is still very early in the product development process, I am quite excited about the potential to create significant stockholder value if we are successful in developing and obtaining FDA marketing authorization for this potential new intended use.

Excimer Laser System

What remains unchanged at Ra Medical is confidence in our DABRA excimer laser system’s photoablation mechanism of action.  DABRA physically breaks down arterial plaque to smaller and potentially less harmful components of proteins, lipids and other chemical compounds. Unlike more invasive treatment procedures for PAD that may be associated with a higher risk of damage to the arterial wall, DABRA is designed for crossing CTOs with reduced vascular trauma.  Our excimer laser technology has been cleared by FDA for crossing chronic total occlusions in patients with symptomatic infrainguinal lower extremity vascular disease.

Additionally, our system’s smaller footprint and lighter weight relative to competitive laser systems are important features that can benefit smaller or more crowded facilities where procedures are performed.  Our low cost of manufacturing for both the DABRA catheter and laser allows for competitive pricing, which is a key factor in today’s healthcare environment.

In closing, I’d like to thank the entire team at Ra Medical for their hard work and dedication during a challenging period at the company and continued uncertainty in the world around us.  Our team has performed admirably in focusing on the needs of our clinical-site physicians and their patients during enrollment in our atherectomy clinical trial, and achieving critical engineering milestones to improve the performance of our DABRA catheter in next-generation products. I also thank our stockholders for their continued support as we look toward building value and a brighter future.

Sincerely,

Will McGuire

Chief Executive Officer

January 20, 2022

About Ra Medical Systems

Ra Medical Systems manufactures the DABRA excimer laser and catheters for the treatment of certain vascular diseases. DABRA has been cleared by the FDA for crossing chronic total occlusions in patients with symptomatic infrainguinal lower extremity vascular disease and has an intended use for ablating a channel in occlusive peripheral vascular disease. In addition, DABRA has been granted CE mark clearance for the endovascular treatment of infrainguinal arteries via atherectomy and for crossing total occlusions. DABRA excimer lasers and catheters are manufactured in a 32,000-square-foot facility located in Carlsbad, California.  The vertically integrated facility is ISO 13485 certified and is licensed by the State of California to manufacture sterile, single-use catheters in clean room environments.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Ra Medical’s future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Ra Medical’s future expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, statements regarding the timing and potential outcome of the DABRA atherectomy clinical study, regulatory submissions by the Company and entry into the lithotripsy market. Ra Medical’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected or implied by such forward-looking statements. The potential risks and uncertainties which contribute to the uncertain nature of these statements include, among others, challenges inherent in developing, manufacturing, launching, marketing, and selling new products; risks associated with acceptance of DABRA, and procedures performed using the device by physicians, payors, and other third parties; development and acceptance of new products or product enhancements; clinical and statistical verification of the benefits achieved via the use of Ra Medical’s products; the results from our clinical trials, which may not support intended indications or may require Ra Medical to conduct additional clinical trials or modify ongoing clinical trials; challenges related to commencement, patient enrollment, completion, an analysis of clinical trials; Ra Medical’s ability to manage operating expenses; Ra Medical’s ability to effectively manage inventory; Ra Medical’s ability to recruit and retain management and key personnel; Ra Medical’s need to comply with complex and evolving laws and regulations; intense and increasing competition and consolidation in Ra Medical’s industry; the impact of rapid technological change; costs and adverse results in any ongoing or future legal proceedings; adverse outcome of regulatory inspections; impacts from public health crises, such as the Covid-19 pandemic, or natural disasters; and the other risks and uncertainties described in Ra Medical’s news releases and filings with the Securities and Exchange Commission. Information on these and additional risks, uncertainties, and other information affecting Ra Medical’s business and operating results is contained in Ra Medical’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other filings with the Securities and Exchange Commission. Additional information is also set forth in Ra Medical’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission. The forward-looking statements in this press release are based on information available to Ra Medical as of the date hereof, and Ra Medical disclaims any obligation to update any forward-looking statements, except as required by law.

Ra Medical investors and others should note that we announce material information to the public about the company through a variety of means, including our website, our investor relations website, press releases, SEC filings, and public conference calls in order to achieve broad, non-exclusionary distribution of information to the public and to comply with our disclosure obligations under Regulation FD. We encourage our investors and others to monitor and review the information we make public in these locations as such information could be deemed to be material information. Please note that this list may be updated from time to time.

Disclaimer

The Company has filed a registration statement on Form S-1 (File No. 333-262195), including a preliminary prospectus, with the Securities and Exchange Commission in connection with an offering of securities to which this communication may relate.  Such registration statement has not yet been declared effective by the Securities and Exchange Commission. Before investing in that offering, you should read the preliminary prospectus in that registration statement, and other documents the Company has filed with the Securities and Exchange Commission, for more complete information about the Company and the offering.  You may request a preliminary prospectus by calling toll free at 1-877-635-1800.  Alternatively, you may also access the preliminary prospectus for free on the Securities and Exchange Commission’s website at www.sec.gov or by clicking on this link.

Contacts

At the Company:

Andrew Jackson

Chief Financial Officer, Ra Medical Systems

760-496-9540

ajackson@ramed.com

Investors:

LHA Investor Relations

Jody Cain

310-691-7100

jcain@lhai.com

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